[ORBCOMM Inc. Letterhead]
April 6, 2009
VIA IDEA TRANSMISSION AND
ELECTRONIC MAIL
Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	ORBCOMM Inc. Preliminary Proxy Statement on Schedule 14A Filed March 25, 2009 File No. 1-3318
Dear Ms. Duru:
     In response to your request in the letter dated April 2, 2009 relating to the above-referenced preliminary proxy statement on Schedule 14A, ORBCOMM Inc. (the “Company”) hereby acknowledges the following:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

2.	Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to any filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ORBCOMM INC.

By:	/s/ Christian Le Brun
Name: Title:	Christian Le Brun Executive Vice President and General Counsel
cc: Richard J. Grossman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP